EXHIBIT 12
HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before taxes	$1,496	$1,147	$698	$573	$196
Equity in (earnings) losses from unconsolidated affiliates	(23)	(19)	(16)	11	145
	1,473	1,128	682	584	341
Add:
Fixed charges	718	768	767	724	795
Distributed income of equity method investees	26	22	27	31	13
Subtract:
Interest capitalized	(3)	(4)	(7)	(6)	(6)
Earnings available for fixed charges	$2,214	$1,914	$1,469	$1,333	$1,143

Fixed Charges:
Interest expense(1)	$575	$618	$620	$569	$643
Interest capitalized	3	4	7	6	6
Estimated interest included in rent expense	140	149	140	149	146
Total Fixed Charges	$718	$768	$767	$724	$795

Ratio of Earnings to Fixed Charges	3.1	2.5	1.9	1.8	1.4
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(1) Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.